Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Fiscal Year Ended		Six Months Ended		Years Ended
	June 30,		December 31,		December 31,
	2004	2005	2004	2005	2006	2007	2008
EARNINGS:
Income (loss) before income tax expense	$57,057	$89,425	$29,944	$81,617	$(72,722)	$118,980	$42,406
Add: Fixed charges	12,310	12,092	5,951	6,084	12,133	11,839	9,546

Earnings as defined	$69,367	$101,517	$35,895	$87,701	$(60,589)	$130,819	$51,952

FIXED CHARGES:
Interest expense	$8,663	$8,488	$4,244	$4,253	$8,488	$8,495	$6,008
Amortization of deferred financing fees	2,145	2,152	1,080	1,080	2,152	1,523	666

Interest expense as reported	10,808	10,640	5,324	5,333	10,640	10,018	6,674
Portion of rent expense as interest	1,502	1,452	627	751	1,493	1,821	2,872

Fixed charges as defined	$12,310	$12,092	$5,951	$6,084	$12,133	$11,839	$9,546

Ratio of earnings to fixed charges	5.6x	8.4x	6.0x	14.4x	(5.0)x	11.1x	5.4x
     For purposes of computing the ratios of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges. Fixed charges represent interest expense and the portion of rents representative of interest related to continuing operations.